May 19, 2005

Mail Stop 4561

Scott Kincer
Datascension, Inc.
145 S. State College Blvd., Suite 350
Brea, California  92821

Re:	Datascension, Inc.
	Amendment No. 1 to Registration Statement on Form SB-2
      Filed April 27, 2005
      Registration No. 333-121851

Dear Mr. Kincer:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note that on page 38, you have identified the selling stockholders as underwriters, which implies that this is a primary offering by or on behalf of the issuer. Please supplementally explain why you believe the selling stockholders are underwriters under Section 2(a)(11) of the Securities Act. Please be advised that if this offering is a primary offering, then the shares must be offered by the selling stockholders at a fixed price.

2. We note your response to prior comment 39; however, we reissue our previous comment asking for your analysis regarding why your subsidiaries, Nutek Oil and Century Innovations, did not have to register the spin-off of shares to the shareholders of Datascension.
Refer to Section 4.A. of Staff Legal Bulletin No. 4 (September 16,
1977). In particular, it does not appear that each subsidiary registered the spun-off securities under the Exchange Act by the date it spun-off the securities. Refer to Section 4.B.3.a. of SLB 4. We note that Nutek filed its Form 10 one year after the spin-off and that Century has not filed its Form 10, even though the Century spin-off occurred in December 2004. In addition, please tell us how Datascension, as parent, provided information to its shareholders about each subsidiary that substantially complies with Regulation 14A or Regulation 14C. It does not appear that any Schedules 14A or 14C were filed in connection with these spin-offs. Further, please tell us whether any consideration was paid by Datascension`s stockholders, whether each spin-off was pro rata, the business purpose of each spin-off and whether the parent held the shares for two years. Refer to Section 4.A. and B. of SLB 4. In the alternative, if you are relying on another exemption, please supplementally provide us with your analysis of the exemption and the facts relied upon to make it available.

3. In future filings, please revise the front page of the registration statement to refer to the amendment number. Refer to Form SB-2.

4. We note your response to comment 1 and your March 1, 2005 press release. We also note that the prospectus does not contain disclosure about these "strategic alliances." Please confirm that these alliances, which were described in the March 1, 2005 press release, are not material to your business.

Prospectus Summary, page 1

5. We note your response to comment 10. However, it still may not be clear to an investor how the allocation mechanism works. Please revise the disclosure to clarify. We note that it appears that the noteholder would convert the debt and quickly sell or convert and cover short sales to maintain the 4.99% threshold.

Risk Factors, page 3

6. We note your response to comment 20. However, we believe the risk factor as redrafted in your comment letter is helpful to investors.
Please include the risk factor as redrafted.

Risks Relating to Our Current Financing Arrangement, page 9

7. Please revise to discuss the risks to you in the event that you are required to repay the outstanding convertible debt.

8. Please revise to discuss the risk of dilution when the Preferred
Stock Series B are converted into 1,307,353 shares of common stock in the second quarter of 2005.

The market price of our common stock may be volatile, page 11

9. Please include actual historical pricing data to support your disclosure.

Management`s Discussion And Analysis of Financial Condition Or
Plan
Of Operation, page 14

10. We note your response to prior comment 23. Please revise to include the substance of your response. Further, please revise to describe how your contracts with management companies address government regulations in Costa Rica and the Dominican Republic.

Plan of Operations, page 15

11. Please provide brief disclosure on the inbound call center initiative.

12. Please disclose when you intend to begin offering the services of your in-house programming department to clients and the anticipated impact on your operations.

Results of Operations, page 16

13. Please clarify in the disclosure the reference in your discussion of interest expense to "the interest associated with the beneficial conversion feature."

Liquidity and Capital Resources, page 17

14. We note your statement that DSEN is "expecting monthly cash flow in 2005 of $213,303." Please disclose the basis for this projection.
Refer to Item 10(d)(1)-(3) of Regulation S-B.

Estimated future cash requirements, page 19

15. We note your response to prior comment 37. We note that you state: "DSEN does not currently have any contractual restrictions on its ability to incur debt;" however, on page 9, you state that your ability to issue equity, convertible debt or other securities may be restricted for the next year. Please revise to discuss your accumulated deficit, describe the financing restriction and discuss the impact that this restriction will have on your ability to raise capital. Further, please discuss the impact on working capital and liquidity if you are required to repay the outstanding debt and the effect on your business if you are unable to repay the debt.

16. We note that in the second quarter of 2005, the holders of Preferred Stock Series B will receive 1,307,353 shares of common stock and dividends in the amount of $381,000. Please discuss this conversion and disclose the source of funds for the dividend payout.

Our Business, page 20

17. We note your response to prior comment 43 and your statement that the telemarketing rules apply to "individuals or companies [that] provide substantial assistance to sellers or telemarketers." Please tell us why this does not apply to your business when you are conducting interviews and gathering information for potential sellers?

Major Clients, page 22

18. We note your response to prior comment 40. Please revise to file any agreements that you have with these major clients and describe the material terms of each agreement.

19. Please disclose the relative contribution to revenues of your "in-bound customer service" business line.

Management, page 25

20. Please remove the recently resigned executive officers from your table of officers and directors and please also remove their biographies. Please briefly disclose the recent resignations.

Executive Compensation, page 28

21. We note your disclosure of the December 31, 2004 common stock grant to four of your officers. Please clarify your reference to "the federal small issue exemption for bonus shares of reporting companies."

Security Ownership of Certain Beneficial Owners and Management,
page
31

22. We note your response to comment 50. Please also disclose in a footnote the amount of securities reflected that are subject to the exercise of options.

Standstill Agreement, page 39

23. Please clarify your disclosure of the percentages referenced for the directors and officers. Do the percentages refer to the percentage of shares outstanding or the percentage of shares they own?

Experts, page 40

24. Update your disclosure to reflect Larry O`Donnell, CPA, P.C., your current independent auditor, as an expert.

Financial Statements

Independent Auditors` Report, page F-4

25. Please have your former independent accountant revise their audit report in accordance with Auditing Standard No. 1 of the PCAOB, References in Audit Reports to the Standards of the Public Company Accounting Oversight Board.

26. Please have your former independent accountant revise their audit report so that the audit report reflects only those periods for which financial statements are presented.

Statements of Cash Flows, page F-8

27. Please supplementally reconcile the discontinued operations/impairment of assets in the amount of $3,525,663 to the discontinued operations in the amount of $1,794,639 in the Statements of Operations.

Summary of Significant Accounting Policies

Intangible Assets, page F-10

28. We have reviewed your response to comment 71. Please supplementally advise us of the amount of amortization expense that would have been recognized in 2003 had you appropriately amortized your finite-lived intangibles in accordance with SFAS 142. To the extent these amounts are material to net income in 2003, please advise us why you have not modified your financial statements to correct this error?

Note 4 - Receivable from Nutek Oil - Asset Held for Sale, page F-
13

29. We note your response to comment 77. Please disclose in the notes to your financial statements the major terms of and the pertinent agreements entered into related to the conversion of the Nutek Oil receivable into Nutek Oil common stock. Additionally, help us to understand how you determined that an impairment for the receivable was not needed and if you have given any consideration to
APB 29 in making such a determination. Further, please support your basis in GAAP for classifying the receivable as an asset held for sale on the balance sheet given the guidance in paragraph 27 of SFAS
144.

Note 7 - Convertible Notes Payable and Debentures, pages F-16 to
F-17

30. We note your references to both APB 14 and EITF 00-19 relating to the accounting treatment for the beneficial conversion feature on convertible debt and the related warrants issued with the debt. Please help us to understand, in detail, how you have accounted for the convertible debt and the warrants, each as a separate discussion.
Additionally, please advise why it appears that you have not accounted for that portion of the proceeds of debt allocable to the warrants, as additional paid-in capital (reference is made to paragraph 16 of APB 14)? Also, please advise us of your consideration of applying EITF 98-5 and 00-27 to account for the convertible debt and why taking a one-time charge is appropriate.

Note 13 - Discontinued Operations, page F-20

31. For impairment losses recognized, disclose the required information in paragraph 47(a) through (c) of SFAS 144.

Part II

Item 26.  Recent Sales of Unregistered Securities

32. Please revise to include, for each private placement in which
Section 4(2) of the Securities Act was relied upon, the number of non-accredited investors. To the extent the number of non-accredited investors over any 6 month period exceeded 35, please provide a supplemental analysis as to why these offerings should not be integrated in accordance with Rule 502 of Regulation D.

Exhibits

33. We note your response to comment 80. Since you may not incorporate your Form 10KSB by reference, please revise to file a list of your subsidiaries. Refer to Item 601(b)(21) of Regulation S-
B.

34. Please revise the date of the Form 8-K referenced in footnote
6.
The filing was made on November 23, 2004.

Undertakings

35. Please revise undertaking (a)(1)(ii) to comply with Item 512 of
Regulation S-B. In particular, the second part of the first sentence, beginning with "and arising after," should be deleted. In addition, please advise us why you have added the Rule 430A undertakings.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Special
Counsel,
at (202) 551-3852, or me at (202) 551-3411 with any other
questions.

Sincerely,



Peggy Kim
Senior Counsel


cc:	Owen Naccarato, Esq. (via facsimile)

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Datascension, Inc.
Page 7